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NEWS RELEASE for September 19, 2001 at 7:30 AM EDT
Contact:    Allen & Caron Inc              A.C.L.N. Limited
            Mike Mason (Investors)         Jane Creber, V.P. Investor Relations
            michaelm@allencaron.com        jane@aclnltd.com
            212-691-8087                   310-551-0062
            Len Hall (Media)
            len@allencaron.com
            949-474-4300

         A.C.L.N. LIMITED REPORTS ITS BEST TWO MONTHS IN COMPANY HISTORY

                      Ships 48,000 Cars in July and August

LOS ANGELES, CA (September 19, 2001)... A.C.L.N. Limited (NYSE:ASW), a global leader in the distribution and logistics of new and pre-owned automobiles, today announced that the Company shipped approximately 48,000 new and used automobiles in the first two months of the third quarter. This compares favorably to the Company's record performance of 51,000 cars shipped in the second quarter ended June 30, 2001, and to the approximately 35,000 vehicles shipped in the third quarter ended September 30, 2000. Year-to-date, ACLN has shipped more than 135,000 vehicles to ports in Africa.

         Aldo Labiad, A.C.L.N. Limited President and Chief Executive Officer said, "We are seeing our greatest demand so far this quarter fueled by explosive growth in West African countries such as Nigeria, Benin and Togo. It is a seasonally strong period, but our ability to offer regular and reliable delivery, coupled with strengthening economic and market forces are stimulating an acceleration of demand for our services. We fully expect to see a continuation of this upward trend with little or no negative impact on our business from the terrible tragedies in New York and Washington, D.C. last week."

About A.C.L.N. Limited

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile logistics, serving four European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile logistics services between Europe and Africa, and (ii) a wholesale automobile distribution service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

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A.C.L.N. LIMITED REPORTS ITS BEST TWO MONTHS IN COMPANY HISTORY
Page 2-2-2

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of l995. These forward-looking statements include but are not limited to statements that relate to the Company's sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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